November 3, 2006

Mr. Todd Sherman

Staff Accountant

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Dear Mr. Sherman:

In our phone conversation on October 31, 2006, you requested that I provide you with our proposed disclosure identifying the expenses associated with pharmacists and pharmacy technicians. As currently drafted for inclusion in our September 30, 2006 Form 10-Q, the following language will appear in Note 1, “Basis of Presentation and Summary of Significant Accounting Policies,” under the heading “Cost of Goods and Services”:

“Cost of goods and services includes the cost of equipment (excluding depreciation), drugs and supplies sold to patients and certain costs related to the Company’s respiratory drug product line. These costs include an allocation of customer service, distribution and administrative costs relating to the respiratory drug product line of approximately $12.0 million, $37.2 million, $12.3 million and $37.7 million for the three and nine month periods of 2006 and 2005, respectively. Included in cost of goods and services in the three and nine months ended September 30, 2006 are salary and related expenses of pharmacists and pharmacy technicians of $2.5 million and $7.3 million, respectively. Such salary and related expenses for the three and nine months ended September 30, 2005 were $2.4 million and $7.2 million, respectively.”

Regarding our conversation about other healthcare professionals, there are limited instances where registered nurses are employed by the Company in performing respiratory therapy activities (for example, in small rural markets where a licensed respiratory therapist is unavailable for employment). Lincare will include a reference to that fact in its disclosure regarding respiratory therapist salaries and related expenses included in SG&A expense (see our previous response to question 2 (b.) in our letter to the SEC dated October 20, 2006) in future filings, beginning with the September 30, 2006 Form 10-Q.

General

In providing its response to the SEC’s comments to its filings, Lincare Holdings Inc. (“Lincare” or the “Company”) acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions or need further information.

Sincerely,

Paul G. Gabos

Chief Financial Officer